SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                                Commission File Number: 333-3954

      (Check One):

      [_]   Form 10-K and Form 10-KSB     [_]   Form 11-K

      [_]   Form 20-F   [X]   Form 10-Q and Form 10-QSB     [_]   Form N-SAR

      For Period Ended: April 30, 2004
                        --------------

      [_] Transition Report on Form 10-K and Form 10-KSB

      [_] Transition Report on Form 20-F

      [_] Transition Report on Form 11-K

      [_] Transition Report on Form 10-Q

      [_] Transition Report on Form N-SAR

      For the Transition Period Ended:  _________________________

      Read attached instruction sheet before preparing form. Please print or type.

      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

      If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

                                     PART I
                             REGISTRANT INFORMATION

Full Name of Registrant:  Internet Commerce Corporation

Former Name if Applicable: _______________________

Address of Principal Executive Office (Street and number):

805 Third Avenue, 9th Floor
---------------------------

City, State and Zip Code: New York, New York 10022
                          ------------------------

                                     PART II
                             RULE 12b-25(b) AND (c)

      If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

[X]        (a)    The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]        (b)    The subject annual report, semi-annual report, transition
                  report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]        (c)    The accountant's statement or other exhibit required by Rule
                  12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

      State below in reasonable detail why the Form 10-K, Form 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

      The Registrant is unable to timely file its Quarterly Report on Form 10-Q for the quarter ended April 30, 2004 because the Registrant was unable to obtain and verify certain information necessary to complete the report on a timely basis. As of the date hereof, such information has been provided and the Registrant believes that the Form 10-Q will be filed within the grace period provided for under Rule 12b-25.

                                     PART IV
                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

      Michael E. Piccininni          212             271-7645
------------------------------------------------------------------------------
            (Name)                (Area Code)    (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                              [X] Yes     [_] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                              [X] Yes     [_] No

      If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

      See Attachment I.

                          INTERNET COMMERCE CORPORATION
-------------------------------------------------------------------------------
                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  June 14, 2004                     By: /s/ Michael E. Piccininni
       -------------                        ---------------------------------
                                         Name:  Michael E. Piccininni
                                         Title: Corporate Controller (Principal
                                                Accounting Officer)


      Instruction: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

      Intentional misstatements or omissions of fact constitute Federal Criminal Violations (see 18 U.S.C. 1001).

                              GENERAL INSTRUCTIONS

      1. This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.

      2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

      3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

      4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

      5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.

                                  Attachment I
                                  ------------

      The Registrant expects to include the following information in its Consolidated Statements of Operations and Comprehensive Loss (unaudited):

     o revenue of approximately $2.9 million for the quarter ended April 30, 2004, which is less than the revenue of approximately $3.1 million reported for the quarter ended April 30, 2003;

     o total expenses of approximately $3.5 million for the quarter ended April 30, 2004, which is less than the approximately $4.2 million in expenses reported for the quarter ended April 30, 2003;

     o operating loss of approximately $642,000 for the quarter ended April 30, 2004, which is less than the operating loss of approximately $1.1 million reported for the quarter ended April 30, 2003;

     o net loss of approximately $662,000 for the quarter ended April 30, 2004, which is less than the net loss of approximately $1.1 million reported for the quarter ended April 30, 2003;

     o basic and diluted loss per common share of approximately $0.05 for the quarter ended April 30, 2004, which is less than the basic and diluted loss per common share of $0.11 reported for the quarter ended April 30, 2003;

     o revenue of approximately $8.8 million for the nine-month period ended April 30, 2004, which is less than the revenue of approximately $9.0 million reported for the nine-month period ended April 30, 2003;

     o total expenses of approximately $11.8 million for the nine-month period ended April 30, 2004, which is less than the approximately $12.6 million in expenses reported for the nine-month period ended April 30, 2003;

     o operating loss of approximately $3.0 million for the nine-month period ended April 30, 2004, which is less than the operating loss of approximately $3.6 million reported for the nine-month period ended April 30, 2003;

     o net loss of approximately $3.0 million for the nine-month period ended April 30, 2004, which is less than the net loss of approximately $3.9 million reported for the nine-month period ended April 30, 2003; and

     o basic and diluted loss per common share of approximately $0.23 for the nine-month period ended April 30, 2004, which is less than the basic and diluted loss per common share of $0.37 reported for the nine-month period ended April 30, 2003.